

August 31, 2022

Justin B. Cohen
Co-Chief Executive Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

Justin B. Klee
Co-Chief Executive Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

  Re: Amylyx Pharmaceuticals, Inc.
    Draft Registration Statement on Form S-1
    Submitted August 24, 2022
    CIK No. 0001658551

Dear Mr. Cohen:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jordan Nimitz at 202-551-5831 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences